Exhibit 99.4

ANGLO-CANADIAN URANIUM CORP.

#1150, 355 Burrard Street

Vancouver, BC  V6C 2G8

Tel:  604.669.6807

Fax:  604.669.5715

June 27, 2008

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of Anglo-Canadian Uranium Corp. should be read in conjunction with our consolidated financial statements and the accompanying notes for the nine months ended April 30, 2008, as well as our audited financial statements and accompanying Management Discussion & Analysis for the year ended July 31, 2007.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated.  All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

Overview

Our activities are primarily directed towards exploration and development of mineral properties. The realization of amounts shown for mineral claims and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the deposition of these properties. The carrying values of mineral claims and deferred development do not necessarily reflect their present or future values.

We are a reporting issuer in each of the Provinces of British Columbia and Alberta.  Our head and principal office is located at Suite 1150 – 355 Burrard Street Vancouver, British Columbia, V6C 2G8.  Our registered and records office is located at 10th Floor 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

Mineral Properties

In order to better understand our financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

British Columbia

Lucky Boy - These claims are located in the Greenwood Mining District in south-central British Columbia about 2 kilometres northwest of the town of Beaverdell.  We own a 95% interest in this claim group compromised of 1,000 acres near the Beaverdell Mining Camp.

We have completed a geophysical program on the property.  The IP survey revealed at least four sub-parallel anomalies within the soil anomaly.  The strongest one occurs about 75 meters north of the North showing and indicates the causative source is about 45 meters wide.  The strike of all four appears to be about west-northwest with a minimum strike length of 500 meters and open in all directions.

A recommended drill program was conducted beginning in early December 2005 and then completed in January 2006.  Four holes were drilled near the North Adit part of the property to test the geophysical anomalies.  A high percentage of sulphide mineralization was encountered but assay results were somewhat disappointing. No significant amounts of gold or copper were present in the pyrite.  The next phase of exploration will test the silver vein potential that exists on the property.  We have no immediate plans to carry out work on this property.

Stirrup – We acquired an 85% interest in the Stirrup claim group located approximately 95 kilometers west of Clinton in south-central British Columbia and approximately 25 kilometers southeast of the Blackdome mine.  The claim group comprises 13 contiguous claims, Stirrup 1 to 13, totaling 27 units.

In August 2007 we carried out diamond drilling on our Stirrup Creek Property,which was done in the saddle between two ridges.  The purpose of the drilling was to follow-up the 2005 drilling where values as high as 17.19 gm/t gold over 0.8 m and 9.75 gm/t over 0.7 m were reported from drill hole 2005-2.

Seven diamond drill holes were completed totaling 1,900 meters. All holes had intersected zones of sulphide mineralization consisting of pyrite, phyrrotite, arsenopyrite and minor stibnite.  The drilling to date had been carried out over an area of 200 meters x 100 meters.  Several sections were split and transported to two separate assay facilities in the Vancouver area.

The geology of the drill holes consist of minor sediments, volcanic tuffs, crystal tuffs and lapilli tuffs. The sequence is intruded by argillic (clay) altered high angle intrusives consisting of quartz feldspar porphyry dykes or plugs.

The objective of the program was to test for extensions to the high grade intervals encountered in the holes drilled in 2005 and in the holes that were drilled by Chevron Minerals in the late 1980’s.

We have received the final results from our 2007 diamond drilling program on our Stirrup Creek property.  The entire length of the holes from the 2007 campaign were assayed to test for a potential low grade, bulk-tonnage deposit. The results have not yet demonstrated a bulk tonnage target in the area that was drilled in 2007, but a few narrow, higher grade intercepts were encountered.

Although some of these intervals contain reasonably good grades, they are not high enough or wide enough to suggest that a high grade underground target exists in this part of the property.  The zone that has been drilled so far is over an area 335 meters east-west by 260 meters north-south, or 8.7 hectares, located in the northwest portion of the property. The entire Stirrup Creek property covers 495 hectares, and only this portion has been explored in detail by us.

Letter of Intent for Stirrup Creek Property

Subsequent to the drilling program completed last year, we signed a Letter of Intent (LOI) with Beijing Nonferrous Metals Exploration and Construction Co. Ltd. (BNMEC) a mineral exploration company based in Beijing, China.  The LOI allows BNMEC to re-analyse, study and re-interpret all data from the Stirrup Creek property. If BNMEC are encouraged by their findings, the plan would be to form a joint-venture with us to further explore the property.

In addition, we will reassess all available historical data with plans to conduct surface reconnaissance exploration on the rest of the property during 2008 to define future drill targets.

Zeus and Zeus #2– These copper/gold claims are located approximately 40 kilometres northwest of Lillooet. The claims are made up of two 20 unit blocks and cover approximately 1,000 hectares.

The Department of Energy and Mines files indicate the majority of exploration programs were conducted between 1983 and 1995.  These programs included geochemistry geophysics, mapping, trenching and diamond drilling.  Over 2,500 meters of drilling was completed in 1995.  To date, a total of 8,959 meters of drilling in 105 holes has been completed.  The principal vein is approximately two meters thick and can be traced for 700 meters.  Geology on the property suggests a porphyry copper/gold deposit may be the source of the existing mineralization.  This possibility is the main reason for the acquisition although the auriferous quartz veining system warrants further work to determine its potential.  A prospecting crew was assembled and conducted a mapping and sampling program.  We have no immediate plans to carry out work on this property.

Skoonka - We acquired an option to earn a 100% interest in 103 claims covering 1,942 hectares known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia. The claims are located about 10 kilometres from the Trans-Canada Highway and the CNR main line at Lytton, B.C., approximately three hours drive heading east from Vancouver.

Prospecting crews were on site for two months and discovered two extensive showings consisting of very silcious rhyolite hosting approximately 5 –10% sulphide mineralization.  The sulphides appear to be pyrite and were sent to the laboratory for analysis.  So far assays have not produced any gold.

Our wholly-owned subsidiary, Anglo-Canadian Gold Corp., carried out a drill program on our Skoonka Gold Project beginning the week of January 14th, 2008.  This first phase of drilling consisted of 1,000 meters, comprised of two drill holes.  The objective of the program was to define an epithermal gold system which had been outlined by previous work on and near the property.

After preliminary work on the project, including two drill holes, we did not view the results as favorable so in March 2008 we elected not to exercise our option to purchase the 100% in the Skoonka Creek Property.

Princeton – We acquired the copper-gold-palladium-silver claims covering 1,266 hectares, located 11 to 12 kilometres south of Princeton, known as the Princeton project.  These claims have more than a dozen showings known to occur on the optioned properties.

In May 2007 we announced the results from a 25 line kilometer 3D IP Survey conducted on the Platinum 1 and 2 claims.  The survey results show several chargeability highs near the southern and northern border of the claims.  Resistivity highs are also noted as being coincident with chargeability highs.  The survey was conducted by SJ Geophysics of Delta, BC in December 2006 and January 2007.  The claims cover several zones containing highly anomalous amounts of bornite and chalcopyrite associated with potash feldspar-magnetite-sericite shears and veins in an altered diorite-syenite intrusive. The north-south boundary fault passes through the claims.

We received the results of the chip sampling program on the Rico exhalite-skarn deposit at our Princeton project.  The Rico showing is Cu-Au in a well bedded exhalite horizon about 2 km south east of Friday Creek where previous results from the initial drill program highlighted an intersection of 6.08 meters grading 1.494% Copper.  The exhalite is approximately 9 m thick x 25 m along strike and is gradational into fine sediments and chert of the Nicola Group.

A portion of the horizon has been sampled in this phase of the exploration program.  A 1.5 metre chip from a massive pyrrhoite lens located near the exhalite section ran 2.025 % Cu and 11.180 gm/t Au.  A continuous chip sample of the exhalite returned values from .017% Cu and 13 ppb Au to 1.172 % Cu and 1.543 gm/t Au over 1.8 m and 1.5 m respectively.  One notable interval ran 3.6 m of .48 % Cu.  A sample 20 m along strike ran 2.7 m of .922% Cu and 1.5 m of 1.543 gm/t Au.

Additional exploration consisted of a 100-foot adit driven near the monzonite contact and nine drill holes in the area of the open cut on the south bank of Friday Creek. These work programs resulted in the identification of four linear mineralized zones, which are proposed targets for future exploration.

Quebec

Charles – These staked uranium claims are located east of the Otish Mountains in a basin that was previously explored in the 1960’s by Uranertz, Esso Minerals and Cogema.  Numerous uranium/thorium showings were discovered.  Most targets have been staked.

On June 5th, 2008 we announced that we had entered into an agreement with Precision GeoSurveys Inc. to conduct an airborne radiometric and magnetic survey on the Charles project, as well as the Big Mac project.  The Charles property is located 15 km southwest of the Big Mac and is close to the southern edge of the basin.  The uranium mineralization is concentrated in porous sedimentary rocks at their intersection with a north-south fault containing gabbro dyke remnants. The source area for these anomalies is considered to have the potential to host the root zone of an unconformity deposit at the west contact of the gabbro dyke.

Big Mac - We own a 2,100-hectare uranium property in the Otish basin in Quebec.  The claims, known as the Big Mac are located approximately 150 kilometres northeast of Chibougamau.  The claim block, known as the Big Mac claims, adjoin claims owned by Cogema and are partially covered by an airborne magnetic signature that also covers most the Cogema claims.

On the Bic Mac Project the geophysics grid total is 132 line kilometers.  A Gabbro dyke swarm occurs on the Cogema property and airborne magnetics, done in 1984, suggests that these dykes continue onto our Big Mac property.  Line-cutting has been completed and a magnetic survey has been completed on the project.  A radiometric survey is expected shortly and geological and geochemical surveys will be done with diamond drilling on any anomalies found.

We received preliminary results from our ground magnetic survey for the Big Mac uranium project.  A review of this data has indicated a series of linear anomalies similar to those present on the Cogema /Soquium L-zone uranium deposit, located 3 kilometers to the west.  These anomalies coincide with dykes present on the L-Zone deposit.  Some of these projected dykes on the Big Mac uranium project are offset by northwest and north south faults.  It is these areas of interest that may have the potential for uranium deposits.

In July 2007 we completed 115 line km of line cutting, with magnetic and electromagnetic surveys complete.  These programs have outlined eight areas of interest, which will be part of a ground radiometric survey.  Upon completion of this ground program, a drilling program will commence.  Our Quebec exploration contractor is also investigating the availability of drilling rigs for initiation of this drill program to test the favorable areas.

On September 26th, 2007 we announced the results of our ground geophysical program on the Big Mac uranium property.  The survey, which consisted of 114 line-kilometres of Max-Min EM and Magnetics, was completed by SJGeophysics Ltd. of Delta BC.

We have retained Precision GeoSurveys Inc. to conduct an airborne radiometric and magnetic survey on the Big Mac project.

United States

East Canyon Wash Property - We acquired an option to acquire a 100% interest in 20 uranium/vanadium claims in San Juan County, Utah.  The option covers two blocks known as the East Canyon Wash area, which includes the former producing Locuist Mine.  The mine was operated by Atlas Mining Corp, but was shut down when nuclear energy fell out of favour after the Three Mile Island incident.  The second block of claims is located adjacent to the operating ‘Jim But Mine’ and contains good Uranium (U308) sample values, together with evidence of good vanadium values.  The Locuist Mine was mining 0.2 5% U308 plus vanadium when mining was terminated.  A uranium/vanadium processing plant is located near Blanding, approximately 50 miles from the Locuist property.

We plan programs of geological mapping of the exposed uranium/vanadium host rocks; radiometric and geochemical surveys using radon gas detection, MMI geochemistry and test drilling.  These properties are currently in limbo pending clarification of ownership of selected claims in area number one.

Spider Rock – We entered into an assignment agreement, dated March 31, 2006, with Emerald Isle Investments, Ltd., pursuant to which we agreed to assume Emerald Isle's rights and obligations under an option agreement, dated February 9, 2006, between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado) as optionors.  Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in the Spider Rock claims.  The property is an exploration stage mineral resource property and comprises four mineral claims located in Dolores county and San Miguel county, Colorado.

O8 Property – We acquired 95 claims of uranium-bearing lands located in the Grants uranium district and Ambrosia Lake region in northwestern New Mexico, United States.  This project consists of 1,920 acres and is adjacent to a previously producing uranium mine for a major mining company.  This region was the largest producer of uranium in the United States from 1952, to the mid-1980s, with documented past production of over 340 million pounds of U3O8 during this period.  Production in this region was suspended in the 1980s due to low uranium prices and has recently seen an increase in exploration and development activity as uranium prices appreciated.  Management intends to investigate the permitting process and review environmental issues required for an assessment of mining operations.

Wild Steer – We acquired 31 former producing claims located in Wild Steer Canyon, Paradox mining district, Montrose County, Colorado.  The claim group includes the Wild Steer mine and the Pluto mine, which produced uranium and vanadium from 1959 to 1971.  Ore grades from these mines averaged 0.15 per cent uranium, and between 1.75 per cent to 2.00 per cent vanadium.  We are currently reviewing documentation related to production figures for the mines located within the Wild Steer claims.  Previous production was facilitated through ore cars on tracks and pneumatic tired wheelbarrows, which was done through manpower.

The Wild Steer claims are located in the Uravan mineral belt on the Colorado plateau, which is recognized as a prolific uranium and vanadium region with historical production.  The Uravan mineral belt was one of the world's most productive regions for uranium and vanadium in the 1950s, with all production ceased in 1984 due to low uranium prices.  Since 1984 there have been short periods of resumed production due to increased vanadium prices, with no sustained activity until recently.  With the increased price of uranium the region is being explored by a number of private and public companies, with a few mines currently in production.  In addition to new mining in the area, a processing facility was recently recommissioned and may be accepting ore from regional mines.

Eula Belle / King Project – We acquired 302 uranium and vanadium claims located in Montrose County, Colorado.  These claims consist of a 52-claim block and a 250-claim block and further complement the portfolio of uranium and vanadium projects located in the Four Corners region of the United States.  In addition to these property additions, we engaged Rimrock Exploration & Development Inc. to provide exploration and development programs for all projects located in the Four Corners region.  Under this agreement, Rimrock will also provide permitting services required for the recommencement of mining operations at the company's uranium/vanadium projects, and conduct an initial minimum 6,096-metre drill program on selected projects located in the Uravan uranium district.  Management is currently reviewing historical exploration data from our Four Corners uranium/vanadium projects.

The 250-claim block, known as the King project, is also located in Montrose county in the Uravan uranium district in Colorado.  The project area lies between the Eula Belle-Bogus mine and the King Solomon mine, which produced 3,172,420 pounds U3O8 and 16,223,095 pounds vanadium from 1974 to 1983.  The King project also contains two large cluster drill areas containing 47 drill holes, with historical data from this zone being collected and verified by Rimrock and our  management.  We believe that these two areas that hosted 25 and 22 drill holes, respectively, are areas of interest and plans to focus exploration on and near these zones.  We have applied for and received a drill permit.

By news release dated November 9th, 2007 we announced the commencement of a 20,000 foot uranium drill program on our Eula Belle Project.  This drill program was to take place in the Uravan Mineral Belt of Colorado, and consisted of a drill test of two 25 hole cluster drill outs bordering the King claims.  This prospective area lies between the Eula Belle mine and King Solomon mine, both former producing uranium and vanadium mines.  It was expected that this drill program would consist of 25 holes, all of which would be completed by our Colorado mining contractor and supervised by Mr. Norbert Jerome, geologist, our uranium consultant based in Colorado and a member of our Advisory Board.

In the past practice of “fence” drilling, it was common to drill a hole approximately every 500 feet (150 m). If mineralization was encountered, additional holes were drilled 40 – 50 feet apart (a cluster).  The objective of this drill program is to verify the existence of uranium mineralization in these two 25 hole drill clusters.

By News Release dated January 16th, 2008 we announced that we had received preliminary results from the current drill program on our Eula Belle Uranium project in Montrose County, Southwest Colorado. As of that date, five holes have been completed, with an additional twenty holes to be completed in the first quarter of 2008.  Probe work was being done by Jet West Geophysical Services of Farmington, New Mexico.

The best results were from the Eula Belle drill out 700 m north of the old mine workings. The objective of the drill program was to verify mineralization in drill outs and historical work completed by Union Carbide and other uranium companies.

The recent work confirmed the presence of uranium mineralization in multiple sandstone beds ranging in depth from 552 feet to 753 feet.  A review of the area indicated several drill outs just north of the Eula Belle workings.

On January 24th, 2008 we announced that we had resumed our drill program on the Eula Belle Uranium Project, as drilling had been suspended due to weather conditions, which had improved and allowed for the resumption of the drill program.  Five holes were completed with an additional twenty holes to be completed in the first quarter of 2008.

On May 7th, 2008 we announced that we had completed our 26 hole drill program at the Eula Belle Uranium Project located in Montrose County, Southwest Colorado. The drill program was testing two 25 hole cluster drill outs within the Eula Belle Uranium Project area, bordering our 100% owned King Uranium Project, within the Uravan Mineral Belt of Colorado.

Joseph - The Joseph Uranium / Vanadium project consists of 106 claims located in the Bull Canyon region in Colorado, within the Uravan Mineral Belt near the Utah border.

This claim group, known as the Joseph claims, is well known for its uranium and vanadium production, with five historically producing mines included in the land parcel.  They are located approximately 100 km east-northeast of Blanding, Utah, within the Uravan mineral belt.  These mines include the Ura, Zebra, Peanut #1, Peanut #2, and Gilbert mines, which were operated by Union Carbide until 1983.  The Bull Canyon region is a well known producer of uranium and vanadium, with a ratio of 5-1 vanadium to uranium.  The average uranium grades reported from historical production were 0.20% -- 0.25%, with vanadium grades ranging from 1.5% to 2.0%.  All ore was located in the Morrision-Saltwash formation.  The portal to the Ura Mine within the Joseph group was opened up and the underground inspection is in progress.

By News Release dated March 17th, 2008 we announced that we had filed a Notice of Intent with the Department of Natural Resources, Colorado Division of Reclamation, Mining and Safety, to open up a plugged air vent at our Joseph uranium / vanadium project.  The Joseph uranium / vanadium project contains approximately two miles of underground workings which includes the Ura mine and Denison Mines Corp. Van 4 mine.  An exploration permit was granted in February 2007 to open the portal accessing these claims.  The portal was subsequently opened and the underground workings were assessed by us and Denison for damage, water content and accessibility.  This portal provides access to our URA mine and Denison’s Van 4 mine.  Clearing the air vent will provide for clean air in the underground complex and allow both companies to begin preparation for future production.

Tomcat – We acquired an option to acquire a 100% interest in 81 claims located on Wedding Bell Mountain on the Colorado plateau area of the Uravan mineral belt.  The claims are located in San Miguel County, Colorado, and further complement our portfolio of uranium and vanadium projects located in the Four Corners region of the United States.

These claims include a number of former producing mines including the Jackknife, Groundhog and Bachelor mines.  Other mines in the area include the Edna May, Rimrock, Rimrock No. 3, Babe Ruth and Mexico mines, as well as a number of smaller mining operations.  Previous exploration on the claims included drill programs at the Jackknife and Groundhog mines in the 1970s prior to the cessation of mining in the area.  Grades reported from these historical drill programs indicate 0.16 per cent to 0.25 per cent U3O8, and averaging 1.25 per cent vanadium.  Uranium mineralization in the Colorado plateau is found in mineralized lenses, which were deposited in alluvial fans by braided streams.  We are attempting to retrieve additional data from previous exploration programs for the planning of a future development program.

Holly – We acquired a 100% interest in 134 mineral claims located on La Jara Mesa in Cibola County in the Grants mining district located near Grants, N.M.  These claims, known as the Holley claims, consist of 3,200 acres located in the San Mateo Mountains and were previously owned by Homestake Mining Co.  The property area is located within four miles of the Marquez uranium mine, which produced 656,000 tons of ore at a grade of 0.26 per cent uranium.  A number of drill programs have taken place in the project area during 1967 to 1971 (Homestake/UNC joint venture), 1974 (Gulf Mineral Resources), 1980 to 1983 (Midas International) and 1983 (Homestake).  In addition to the most recent drill program, Homestake also owned a processing facility which has subsequently been reclaimed by another party.  Homestake completed extractive metallurgical and amenability tests at the nearby Homestake mill (alkaline leach tests) and at the Kerr McGee Nuclear Corp. mill (acid leach tests) located in the Grants district.  These tests determined that the mineralization would readily leach with acid and recoveries averaging 90 per cent were achieved.  This area ceased mining in the late 1970s and early 1980s when the price of uranium dropped and production was not economic.  Of the 134 claims that we acquired we are junior on 24 of these claims.  We are currently investigating the circumstances under which our status on these claims was altered.

Gunslinger – We acquired 43 uranium/vanadium claims consisting of 820 acres located in the Colorado plateau district.  These claims, known as the Gunslinger claims, are located on Outlaw Mesa in Mesa County in Colorado.  The claim area lies beneath Potato Mountain, which rises approximately 400 feet above the Mesa, and is surrounded on three sides by Department of Energy uranium land reserves. Atomic Energy Commission records show that various mines operated in the immediate area, including the G1 and G2 uranium/vanadium mines, which produced 165,397 tons averaging 0.25 per cent uranium oxide (U3O8) and 1.09 per cent vanadium from 1950 to 1960.  These claims are also in close proximity to a number of historically producing mines in the Potato Mountain region previously operated by Vanadium Corp. of America, Worcester Mines and Union Carbide from 1948 to 1962, with historical production of 253,703 tons ranging from 0.22 per cent U3O8 to 0.42 per cent U3O8 and 1.43 per cent to 1.8 per cent vanadium.  All mines in the project area produced from surface to 250 feet below surface.

We recently received a drilling permit for our Gunslinger property.

Dragon - The Dragon Uranium project consists of 30 claims located in Beaver County which includes a one mile area of interest surrounding claims.

The Dragon Property lies in a significant uranium region, and has demonstrated high scintilometer counts over a large area where historical uranium mines and deposits occur.  These high counts are associated with hematite, pyrite, silica and fluorite mineralization in an altered volcanic unit. Selected grab samples (altered volcanics with readings) run as high as 0.16% (3.5 pounds) U3O8.  This highly altered rock can also be seen on high resolution satellite imagery.  Additional staking is currently in progress on this and other prospective Utah and surrounding region properties.

Lonestar – We acquired 110 uranium claims located in Mesa County, Colorado, known as the Outlaw Property, which are made up of two claim blocks; the Lonestar claims consisting of 78 uranium and vanadium claims and the Gunfighter claims which consist of 32 uranium and vanadium claims.  This property has a number of historical drill holes completed from 1950 to 1980, and is located in an area with historical uranium and vanadium production.

The Lonestar claims contain two past producing mines with ventilation holes intact for each mine.  On claims 65, 66, 71 and 72 there is a cluster drill out of 27 holes ranging from 200 to 350 feet deep.  There is an additional cluster drill out on claims 59 and 65 with 10 holes at 500 to 600 feet deep.  On claim 49 there is a Department of Energy (DOE) hole with four offset holes and on claim 69 there is another DOE hole drilled with no offset holes.  The two DOE holes and one of the mines line up with the historical drill out on our Gunslinger project and possibly indicate a trend or channel.  In addition to the potential trend, the historical data and existing mines may indicate several trends running in a north easterly direction on Outlaw Mesa.

The Gunfighter claims border the DOE withdrawal tract on the north side.  This tract, which contains the G2 shaft, was a major producer from the 1950’s to the 1980’s.  Eight mines lie in close proximity to the Gunfighter claim group, and consist of small and shallow deposits.  We intend to complete drilling at a depth greater than 200 feet through its development partner.

We have also received drilling permits for our Gunfighter and Lonestar Uranium projects

Significant Recent Developments

Completion of Drill Program on Eula Bell Urantium Property, Colorado

On May 7th, 2008 we announced that we had completed our 26 hole drill program at the Eula Belle Uranium Project located in Montrose County, Southwest Colorado. This drill program is testing two 25 hole cluster drill outs within the Eula Belle Uranium Project area, bordering our 100% owned King Uranium Project, within the Uravan Mineral Belt of Colorado.

We have also received drilling permits for three additional uranium project areas. These include the Gunslinger, Gunfighter and Lonestar Uranium projects located within the Outlaw Mesa in Mesa County, Colorado.

Completion of Line Cutting on Charles Uranium Project, Quebec

On May 7th, 2008 we announced the completion of 151 line km of line cutting at the Charles Uranium project located at southern edge of the Otish basin, Quebec. Our Big Mac property is located 350 km northwest of Chibougamau in central Quebec. The property is located within 0.5 km of the Cogema/Soquim's property and 2.5 to 3 km east of the L-Zone property deposit. The Charles property is located 15 km southwest of the Big Mac and is close to the southern edge of the basin. The Otish Basin is an elongate structure with dimensions of 37 km X 162 km and 516,000 ha. Approximately ½ the basin is covered by either a park or right of way. The main participants in the earlier uranium exploration of the Otish Mountains were: Soquem, Uranerz, Phelps Dodge, Pancontinental-Cominco, Atlantic Richfield, Shell Oil, and Cogema. The Otish Basin may be compared to the Athabasca Basin in Saskatchewan, which accounts for approximately one third of global Uranium production.

Airborne Radiometric and Magnetic Survey on Big Mac and Charles Projects, Quebec.

On June 5th, 2008 we announced that we had entered into an agreement with Precision GeoSurveys Inc. to conduct an airborne radiometric and magnetic survey on our 100% owned Big Mac and Charles Uranium Projects.  These uranium projects consist of two mineral properties covering 4,179 hectares in the Otish Basin of Québec. Data collected from these surveys will complement the airborne magnetic and electromagnetic surveys already complete on the Big Mac Uranium project.

Private Placement

On June 5th, 2008 we announced that we are undertaking a non-brokered private placement in the amount of $200,000 which consists of 1,000,000 flow-through units at a price of $0.20 per unit. Each unit consists of one common share and one half of one warrant. One full warrant is exercisable for one common share at a price of $0.30 for a period of one year. The term of the private placement are subject to TSX Venture Exchange approval.

Change in Directors

On June 20th, 2008 we announced that John Nebocat, P.Eng. was appointed as a director.  Mr. Nebocat has been working in earth science surveys and mineral exploration since 1973.  Over the past 20 years Mr. Nebocat has worked with Newmont Exploration, Peruvian Gold Limited and Kookaburra Gold Corp..  He has been an independent consulting geologist for the last 15 years.  Mr. Nebocat replaces Dr. Roger Laine, who has moved to West Africa and has advised that he feels he can no longer be effective as a director, but he wishes to remain with the Company as a member of our Advisory Board.  Management wishes to thank Dr. Roger Laine for his efforts on behalf of the Company and is grateful that Dr. Laine has agreed to stay on as a key member of the Advisory Board.

Repricing of Stock Options and Grant of Options

By News Release dated June 20th, 2008 we announced that in order to reflect current market conditions we renegotiated the price of previously granted stock options to consultants, directors and officers from prices ranging from $0.37 to $0.61 per share to a reduced price $0.20 per share.  All other terms of the stock options will remain the same.  The repricing of the stock options is subject to regulatory approval.

We also granted a total of 190,000 options at an exercise price of $0.20 to a director and consultants.  These options are granted under our Stock Option plan.

Corporate Information

Our Board of Directors is as follows:

Leonard J. Harris

David John Hudson

James Albert Turner

John Nebocat

Our officers are:

Leonard J. Harris      President, CEO and CFO
Donna M. Moroney   Corporate Secretary

Share Capital

Our authorized share capital consists of an unlimited number of common shares without par value.  As of June 27, 2008, the total number of issued and outstanding common shares is 39,534,874 common shares.

Share Capital Summary as at June 27, 2008

Number of
Issued and Outstanding	Common Shares
Balance, July 31, 2006	23,245,347
Issued for cash:
Private placements	9,716,998
Exercise of share purchase warrants	3,715,529
Exercise of stock options	838,500
Issued for mineral properties	1,486,000
Returned to treasury	(17,500)
Balance, July 31, 2007	38,984,874
Issued for mineral properties	550,000
Balance, April 30, 2008	39,534,874

The following incentive stock options were outstanding as of the nine months ended April 30, 2008:

Expiry	Exercise	Balance		Cancelled	Balance
Date	Price	31-Jul-07	Granted	or Expired	30-Apr-08
	$	#	#	#	#
Sept. 23, 2008	0.10	-			-
Mar. 2, 2009	0.24	-			-
Feb. 16, 2010	0.13	5,000		(5,000)	-
Mar. 15, 2010	0.16	25,000		-	25,000
Jul.12, 2010	0.12	200,000		(200,000)	-
Nov. 1, 2010	0.37	350,000		(100,000)	250,000
Feb. 23, 2011	0.40	397,500		-	397,500
Mar. 23, 2011	0.58	100,000		-	100,000
Apr. 12, 2011	0.61	160,000		-	160,000
Aug. 2, 2011	0.38	270,000		-	270,000
Aug. 8, 2011	0.60	150,000		(150,000)	-
Aug. 22, 2011	0.24	325,000		-	325,000
Oct. 26, 2011	0.62	-		-	-
Dec. 20, 2011	0.24	600,000		-	600,000
Feb. 12, 2012	0.51	270,000		-	270,000
Mar. 1, 2012	0.50	200,000		(200,000)	-
Jun. 20, 2012	0.54	580,000		-	580,000
Sept. 24, 2012	0.28	-	190,000	-	190,000
Totals		3,632,500	190,000	(655,000)	3,167,500

We had the following share purchase warrants, enabling the holder to acquire further common shares, outstanding as of the nine months ended April 30, 2008, as follows:

Expiry	Exercise	Balance	Cancelled	Balance
Date	Price	31-Jul-07	or Expired	30-Apr-08
	$	#	#	#

5-Jan-07	0.30	-		-
7-Apr-07	0.25	-		-
6-Sep-06	0.15	-		-
30-Dec-07	0.50	179,999	(179,999)	-
30-Dec-07	0.50	-		-
15-Feb-08	0.40	1,021,000	(1,021,000)	-
15-Feb-08	0.50	35,000	(35,000)	35,000
29-Aug-08	0.55	499,499		499,499
29-Aug-08	0.55	50,000		50,000
12-Sep-08	0.60	617,500		617,500
13-Sep-08	0.55	2,658,390		2,658,390
13-Sep-08	0.55	291,912		291,912
12-Sep-08	0.60	62,500		62,500
3-Oct-08	0.60	870,100		870,100
5-Apr-09	0.75	1,107,000		1,107,000
5-Apr-09	0.75	150,200		150,200
25-Apr-09	0.75	1,755,000		1,755,000
25-Apr-09	0.75	163,000		163,000
		9,461,100	(1,235.999)	8,225,101

Plan of Operation

We are a mineral exploration company engaged in the acquisition, exploration and development of mineral properties (primarily base and precious metals).  We do not have any producing mineral properties at this time. Our business is presently focused on the exploration and evaluation of various mineral deposits in the Provinces of British Columbia and Quebec, Canada and in Colorado, Utah and New Mexico, United States.

Summary of Quarterly Results

Description	Nine Months ended Apr 30, 2008	Six Months ended Jan 31, 2008	Three Months ended Oct 31 2007	Year ended Jul 31, 2007	Nine Months ended Apr 30, 2007	Six Months ended Jan 31, 2007	Three Months ended Oct 31 2006	Year ended July 31 2006
Net Revenues	0	0	0	0	0	0	0	0
Net loss	1,237,224	924,875	311,983	1,018,555	1,089,678	692,627	299,974	429,024
Net loss per share – basic and diluted	0.03	0.02	0.01	0.03	0.03	0.02	0.01	0.02

Our general and administration expenses during the nine months ended April 30, 2008 were approximately 25% less than the general and administrative expenses for the nine months ended April 30, 2007.

As we have not owned nor do we own any revenue producing resource properties, no mining revenue has been recorded to date

Results of Operations for the nine months ended April 30, 2008 and April 30, 2007

Overview

For the nine months ended April 30, 2008 we incurred a net loss of $1,237,224 ($0.03 per share) compared to a net loss of $1,089,678 ($0.03 per share) for the nine months ended April 30, 2007.  We expect to continue to incur losses for fiscal 2008 as we develop our mineral properties.

Expenses

General and administration expenses totaled $843,751 for the nine months ended April 30, 2008 compared to $1,132,789 for the nine months ended April 30, 2007.  Details of the most significant general and administration are as follows:

•

stock based compensation of $334,209 (2007 - $548,241);

•

management fees of $130,000 (2007 - $87,000);

•

investor relations and communications of $91,305 (2007 - $61,927)

•

consulting fees of $98,632 (2007 - $82,932);

•

office and general expenses of $54,198 (2007 - $49,500);

•

professional fees of $29,223 (2007 - $135,451);

•

regulatory fees of $35,648 (2007 – $86,463);

•

rent, net of recovery of $33,917 (2007 – ($15,630);

•

travel and promotion of $32,742 (2007 - $63,248);

•

amortization of $2,748 (2007 - $1,380).

Our expenses decreased by approximately 25% during fiscal 2008 compared to fiscal 2007.  Stock based compensation was reduced by 39% as no options were granted during the quarter; management fees increased by 33% as a result of an increase in May 2007; investor relations and communications increased by 32% as we were more proactive in gaining shareholder awareness of our company; professional fees decreased by 78% as last year we incurred legal costs associated with a private placement and we have since retained additional consultants to assist with regulatory compliance and financial accounting in-house; regulatory fees decreased by 59% as we incurred extraordinary regulatory fees for the private placements carried out during fiscal 2007; rent, net of recovery increased by 54% as we are not subletting any of our office space at this time; and travel and promotion decreased by 48% as during fiscal 2007 we were viewing potential mineral properties in the US.  All other expenses remained relatively static.

All other expenses are in the normal course of doing business.

Liquidity and Capital Resources

As of April 30, 2008 we had working capital of $2,239,267 (2007 - $3,890,900).

We have limited financial resources and have financed our operations primarily through the sale of our common shares.  For the foreseeable future, we will need to rely on the sale of such securities for sufficient working capital and to finance our mineral property acquisition and exploration activities, and/or enter into joint venture agreements with third parties. As we do not generate any revenue from operations, our long-term profitability will be directly related to the success of our mineral property acquisition and exploration activities.

We have no long-term debt obligations.

We did not carry out any private placement financings during the nine months ended April 30, 2008.  We completed a private placement in April 2007 for 2,707,000 units at a price of $0.60 per unit.  A total of 200,000 units were flow through.  Each unit consists of one common share and one-half of a share purchase warrant.  Each whole warrant is exercisable at a price of $0.75 exercisable on or before April 25, 2009.  A total of 2,307,000 units are non-flow through.  Each unit consists of one common share and one share purchase warrant.  Each whole warrant is exercisable at a price of $0.75 exercisable on or before April 25, 2009.  We paid commissions of $72,096 in cash and issued brokers’ warrants exercisable at $0.75 per option to acquire up to 150,200 units on or before April 25, 2009.

During the nine months ended April 30, 2008 a total of Nil warrants (2007 – 3,469,966) were exercised for proceeds of $Nil (2007 - $1,194,623).  During the period a total of Nil stock options (2007 – 788,500) were exercised for total proceeds of $Nil (2007 - $118,525).

Transactions with Related Parties

During the nine months ended April 30, 2008 and the nine months ended April 30, 2007 we entered into the following transactions with related parties:

(a)

Consulting fees paid to a director were allocated to deferred mineral property costs based on time spent in the field directly on exploration activities. The amount capitalized in the current period was $66,434 (2007 - $43,837);

(b)

Consulting fees of $36,000 (2007 - $9,197) were paid to an officer pursuant to the terms of a consulting agreement;

(c)

Management fees include $130,000 (2007 - $87,000) charged by an officer and director;

(d)

No options or warrants were exercised by officers and directors (2007- 557,500 options for proceeds of $72,100 and 30,0000 warrants for proceeds of $4,500);

(e)

In the nine months ended April 30, 2007, a director participated in a private placement and was issued 10,000 units for proceeds of $4,500.  There were no private placements in the current period.

We owed $10,514 to an officer and director as at July 31, 2007, all of which was repaid in the first quarter. In the nine months ended April 30, 2007, an officer and director was repaid $98,000.

As at April 30, 2008 an officer and director was owed $1,862.

Investor Relations

We did not undertake any particular investor relations’ activities during the period under review except dissemination of press releases and exploration reviews to the media, interested shareholders, investors and brokers.

Approval

Our Board of Directors have approved the disclosures in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Risks and Uncertainties

Our principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although we have taken steps to verify the title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title.  Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

We have no significant sources of operating cash flow and no revenue from operations.  Additional capital will be required to fund our exploration program.  The sources of funds available to us are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The property interests owned by us or in which we have an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  Exploration of our mineral exploration may not result in any discoveries of commercial bodies of mineralization.  If our efforts do not result in any discovery of commercial mineralization, we will be forced to look for other exploration projects or cease operations.

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our properties in which we previously had no interest.  We conduct its mineral exploration activities in compliance with applicable environmental protection legislation.  We are is not aware of any existing environmental problems related to any of our current or former properties that may result in material liabilities to us.

Dependence on Management

We are dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on our business.  We do not maintain key employee insurance on any of our employees.

Financial Instruments, Equity and Comprehensive Income

In April 2005, the Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income which, consistent with US and international reporting requirements, require that certain gains and losses be recorded in a separate statement as comprehensive income.  Fair value is considered the most relevant measure for financial instruments, which are any contracts that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.

These new standards are effective for financial statements relating to fiscal years beginning on or after October 1, 2006.  We adopted these policies effective August 1, 2007 and reported comprehensive income, equity and financial instruments in accordance with the relevant sections in the CICA handbook (sections 1530, 3251, and 3855, respectively).

Other than disclosing a new comprehensive income statement, these new standards had no significant impact on our company.

Our financial instruments consist of cash and cash equivalents, cash reserved for flow-through expenditures, receivables, and payables.  Management is of the opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments.

Off Balance Sheet

We did not enter into any off balance sheet transactions or commitments as defined by NI 51 –102.

Critical Accounting Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in Canada (“GAAP”) requires us to select from possible alternative accounting principals and to make estimates and assumptions that affect the reported results.  Critical accounting policies that affect the financial statements are summarized in Note 2 and Note 3 to the unaudited consolidated financial statements for the nine months ended April 30, 2008.

Management’s Responsibility for Financial Information

Management has prepared the information and representations in this report.  The financial statements have been prepared to conform to GAAP and, where appropriate, reflect management's best estimates and judgment.  The financial information presented throughout this report is consistent with the data presented in the Interim Consolidated Financial Statements.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning our general and administrative expenses and mineral property costs is provided in our Interim Consolidated Statement of Loss and Deficit and the Consolidated Schedules of Mineral Property Costs contained in our consolidated interim financial statements for the nine months ended April 30, 2008.

Increased Costs and Compliance Risks

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with recently adopted corporate governance requirements, including new rules implemented by the TSX. Like many smaller public companies, the Company faces a significant impact from compliance with the requirement for management to evaluate the effectiveness of internal control over financial reporting. Any failure to effectively implement new or improved internal controls, or to resolve difficulties in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s share price.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.